

April 29, 2014

<u>Via E-mail</u>
Mr. John N. Seitz
Chief Executive Officer
GulfSlope Energy, Inc.
2500 City West, Suite 800
Houston, Texas 77042

> **Re:** **GulfSlope Energy, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 4, 2014**
> **File No. 000-51638**

Dear Mr. Seitz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please revise your proxy statement, as necessary, to conform to any changes you make to your registration statement on Form S-1 filed March 20, 2014 (File No. 333-194694) in response to any comments issued by staff, to the extent such changes are applicable to the disclosure in your proxy statement. Likewise, please include disclosure in your registration statement, to the extent applicable, regarding the subject matter covered by the proposals included in the proxy statement if such proposals are approved at the annual meeting prior to effectiveness of the registration statement.

Proposal 4, page 14

Adoption of the Amended and Restated Articles of Incorporation, page 14

2. Please revise your proxy statement to provide greater clarification regarding why you have included Proposal 4, given that Proposal 4 appears to cover, in the aggregate, the matters covered by Proposals 5 - 8; in effect, it would appear that shareholders are being asked to vote twice on these proposals. In addition, please revise your proxy statement to clarify the impact that voting "for" Proposal 4 would have on a vote for Proposals 5 - 8. For example, please explain what you would do if a shareholder votes for Proposal 4, which purports to adopt changes to the Certificate of Incorporation that are proposed in Proposals 5 - 8, but such shareholder votes against any of Proposals 5 - 8. We also note that you state in Appendix B pertaining to Proposals 5 - 8 that the language contained in each Proposal will be included in the amended and restated certificate of incorporation if Proposals 5 - 8 are approved respectively and Proposal 4 is not approved. Please revise your disclosure to clarify what would occur if Proposal 4 is approved, but one or more of Proposals 5 - 8 are not approved.

3. You state on page 2 and elsewhere in your proxy statement that the amended and restated Certificate of Incorporation will incorporate the amendments to the Company's current Certificate of Incorporation which are approved by the stockholders at the Annual Meeting. Please state this on page 14 in the description of Proposal 4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Dieter King, Legal Branch Chief at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Thomas C. Pritchard, Esq.
        Brewer & Pritchard, P.C.